Exhibit 1.1

AMENDMENT NO. 2 TO CREDIT AGREEMENT

THIS AMENDMENT NO. 2 TO CREDIT AGREEMENT is made as of March 4, 2019, by and between Twin Disc, Incorporated, a Wisconsin corporation (“Borrower”), and BMO Harris Bank N.A., a national banking association (“Bank”).

In consideration of the mutual covenants, conditions and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed that:

ARTICLE I

DEFINITIONS

When used herein, the following terms shall have the following meanings specified:

1.1          “Amendment” shall mean this Amendment No. 2 to Credit Agreement.

1.2          “Credit Agreement” shall mean the Credit Agreement dated as of June 29, 2018 by and between Borrower and Bank, as amended.

1.3           Other Capitalized Terms. All capitalized terms used in this Amendment and not specifically defined herein shall have the definitions assigned to such terms in the Credit Agreement.

ARTICLE II

AMENDMENTS

2.1           Amendments. The Credit Agreement is hereby amended as follows:

(a)        Section 1.1 – Definitions. The following definitions in Section 1.1 of the Credit Agreement are added or amended and restated, as applicable, as follows:

“Applicable Margin” means, with respect to Loans, Reimbursement Obligations, and the commitment/facility fees and letter of credit fees payable under Section 2.11, until the first Pricing Date, the rates per annum shown opposite Level I below, and thereafter from one Pricing Date to the next the Applicable Margin means the rates per annum determined in accordance with the following schedule:

Level	Total Funded Debt/EBITDA Ratio for Such Pricing Date	Applicable Margin for (i) Revolving Loans and (ii) Letter of Credit Fee shall be:	Applicable Margin for Term Loans shall be:	Applicable Margin for Commitment/Facility Fee shall be:
I	Greater than or equal to 2.50 to 1.00	2.25%	2.375%	0.15%
II	Less than 2.50 to 1.00, but greater than or equal to 1.50 to 1.00	1.75%	1.875%	0.15%
III	Less than 1.50 to 1.00	1.25%	1.375%	0.10%

For purposes hereof, the term “Pricing Date” means, for any fiscal quarter of Borrower ending on or after December 31, 2018, the date on which Bank is in receipt of Borrower’s most recent financial statements (and, in the case of the year-end financial statements, audit report) for the fiscal quarter then ended, pursuant to Section 6.5. The Applicable Margin shall be established based on the Total Funded Debt/EBITDA Ratio for the most recently completed fiscal quarter and the Applicable Margin established on a Pricing Date shall remain in effect until the next Pricing Date. If Borrower has not delivered its financial statements by the date such financial statements (and, in the case of the year-end financial statements, audit report) are required to be delivered under Section 6.5, until such financial statements and audit report are delivered, the Applicable Margin shall be the highest Applicable Margin (i.e., Level I shall apply). If Borrower subsequently delivers such financial statements before the next Pricing Date, the Applicable Margin established by such late delivered financial statements shall take effect from the date of delivery until the next Pricing Date. In all other circumstances, the Applicable Margin established by such financial statements shall be in effect from the Pricing Date that occurs immediately after the end of the fiscal quarter covered by such financial statements until the next Pricing Date. Each determination of the Applicable Margin made by Bank in accordance with the foregoing shall be conclusive and binding on Borrower absent manifest error. Notwithstanding the foregoing, Bank may, in its discretion, increase the Applicable Margin on any type of Loan by two percent (2%) per annum during the existence of an Event of Default.

“Second Amendment Date” means March 4, 2019.

“Term Loan Commitment” means the obligation of Bank to make the Term Loan on the Second Amendment Date in the principal amount of $20,000,000.

“Term Loan Termination Date” means March 4, 2026, or such earlier date on which the Term Loan Commitment is terminated in whole pursuant to Section 8.2 or 8.3.

(b)           Section 2.1 - Term Loan Commitment. Section 2.1 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 2.1  Term Loan Commitment. On or about July 2, 2018, Bank made a loan (the “Term Loan”) in U.S. Dollars to the Borrower in the original principal amount of $35,000,000, at which time the original Term Loan Commitment (i.e., $35,000,000) expired. As of the Second Amendment Date, the outstanding principal amount of the Term Loan is $10,849,015.29. On the Second Amendment Date, Bank agrees to make an additional advance on the Term Loan to the Borrower in the amount of $9,150,984.71. After giving effect to such additional principal advance on the Term Loan, the aggregate outstanding principal amount of the Term Loan on the Second Amendment Date will be equal to the Term Loan Commitment (i.e., $20,000,000), and such Term Loan shall be subject to all of the terms and conditions set forth in this Agreement. After giving effect to such additional principal advance on the Term Loan, no amount repaid or prepaid on the Term Loan may be borrowed again.”

(c)           Section 2.7(a) – Maturity of Loans. Section 2.7(a) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Term Loan. In addition to the monthly interest payments required under Section 2.4, the Borrower shall make principal payments on the Term Loan in installments on the last day of each March, June, September and December in each year, commencing with the calendar quarter ending June 30, 2019, with the amount of each such principal installment to be equal to $500,000 per quarter, it being agreed that a final payment comprised of all principal and interest then outstanding on the Term Loan shall be due and payable on the Term Loan Termination Date.”

(d)           Section 6.5(f) – Financial Reports. Section 6.5(f) of the Credit Agreement is hereby amended and restated in its entirety as follows:

“(f) as soon as available, and in any event no later than 30 days after the end of each fiscal year of Borrower, a copy of Borrower’s consolidated and consolidating business plan for the following fiscal year, such business plan to show Borrower’s projected consolidated and consolidating revenues, expenses and balance sheet on a quarter by quarter/month by month basis, such business plan to be in reasonable detail prepared by Borrower and in form satisfactory to Bank (which shall include a summary of all assumptions made in preparing such business plan);”

(e)            Section 7.12 – Financial Covenants. Section 7.12 of the Credit Agreement is hereby amended and restated in its entirety as follows:

“Section 7.12 Financial Covenants.

(a)         Total Funded Debt/EBITDA Ratio. As of the last day of each fiscal quarter of Borrower, commencing with the fiscal quarter ending March 31, 2019 and continuing for each successive fiscal quarter thereafter, Borrower shall not permit the Total Funded Debt/EBITDA Ratio to be greater than 3.00 to 1.00.

(b)         Tangible Net Worth. Borrower shall at all times maintain Tangible Net Worth of Borrower and its Subsidiaries determined on a consolidated basis in an amount not less than (i) $100,000,000 plus (ii) 50% of Net Income for each fiscal year of Borrower ending on June 30, 2019 and thereafter for which such Net Income is a positive amount (i.e., there shall be no reduction to the minimum amount of Tangible Net Worth required to be maintained hereunder for any fiscal year of Borrower in which Net Income is less than zero).”

2.2        Miscellaneous Amendments. The Credit Agreement, the Loan Documents and all other agreements and instruments executed and delivered heretofore or hereafter pursuant to the Credit Agreement are amended hereby so that any reference therein to the Credit Agreement shall be deemed to be a reference to such agreements and instruments as amended by or pursuant to this Amendment.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BORROWER

The Borrower hereby represents and warrants to the Bank that:

3.1         Credit Agreement. All of the representations and warranties made by the Borrower in the Credit Agreement are true and correct on the date of this Amendment. No Default or Event of Default under the Credit Agreement has occurred and is continuing as of the date of this Amendment.

3.2          Authorization; Enforceability. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement has been duly authorized by all necessary corporate action by the Borrower. This Amendment is the valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium and similar laws of general application affecting creditors' rights, and except as enforcement may be limited by general equitable principles.

3.3          Absence of Conflicting Obligations. The making, execution and delivery of this Amendment and performance of and compliance with the terms of the Credit Agreement, as amended, do not violate any presently existing provision of law or the articles or certificate of incorporation or bylaws of the Borrower or any agreement to which the Borrower is a party or by which it or any of its assets is bound.

ARTICLE IV

MISCELLANEOUS

4.1          Continuance of Credit Agreement. Except as specifically amended by this Amendment, the Credit Agreement shall remain in full force and effect.

4.2         Survival. All agreements, representations and warranties made in this Amendment or in any documents delivered pursuant to this Amendment shall survive the execution of this Amendment and the delivery of any such document.

4.3        Governing Law. This Amendment shall be governed by, and construed and interpreted in accordance with, the laws of the State of Wisconsin applicable to agreements made and wholly performed within such state.

4.4          Counterparts; Headings. This Amendment may be executed in several counterparts, each of which shall be deemed an original, but such counterparts shall together constitute but one and the same agreement. Article and section headings in this Amendment are inserted for convenience of reference only and shall not constitute a part hereof.

4.5          Severability. Any provision of this Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Amendment in such jurisdiction or affecting the validity or enforceability of any provision in any other jurisdiction.

4.6        Conditions. The effectiveness of this Amendment is subject to the Bank having received, on or before the Second Amendment Date, each of the following, in form and substance satisfactory to the Bank and its counsel:

(i)	this Amendment, duly executed by Borrower and Bank;

(ii)	the Amended and Restated Term Note in the original principal amount of $20,000,000, duly executed by Borrower;

(iii)	a certificate of the secretary of the Borrower certifying: (A) the adoption and continuing effect of resolutions of the Board of Directors of the Borrower authorizing the execution and delivery of this Amendment and the documents to be executed and delivered in connection with this Amendment; (B) that the Articles of Incorporation of the Borrower have not been amended since the date of the last delivery of such Articles of Incorporation to Bank on or about June 29, 2018; (C) that the Bylaws of the Borrower have not been amended since the date of the last delivery of such Bylaws to Bank on or about June 29, 2018; and (D) the specimen signatures of the officers of the Borrower authorized to execute, on the Borrower’s behalf, this Amendment and the documents to be executed and delivered in connection with this Amendment on the Borrower’s behalf; and

(iv)	such additional supporting documents and materials as Bank may reasonably request.

4.7        Course of Dealing. The Borrower acknowledges that neither previous waivers, extensions, and amendments granted to the Borrower by the Bank nor the amendments granted herein create any course of dealing or expectation with respect to any further waivers, extensions, or amendments and further acknowledges that the Bank has no obligation whatsoever to grant any additional waivers, extensions, amendments, or forbearance.

4.8         No Defenses. The Borrower acknowledges it has no defenses, rights of setoff, or rights of recoupment to the enforceability or payment of any of its obligations under the Credit Agreement as amended hereby.

4.9         Expenses and Attorneys’ Fees. The Borrower shall pay reasonable fees and expenses (including attorney’s fees) incurred by the Bank in connection with the preparation, execution, and delivery of this Amendment.

4.10       Limited Waiver and Consent to Mill-Log Disposition. On or before March 4, 2019, the Borrower and two of its Subsidiaries, Mill-Log Equipment Co., Inc., an Oregon corporation, and Mill-Log Wilson Equipment Ltd., a Canadian corporation (collectively, “Mill-Log”), plan to: (a) enter into an Asset Purchase Agreement with Palmer Johnson Power Systems, a Wisconsin limited liability company (“PJPS”), whereby Mill-Log will sell substantially all of its assets and certain liabilities to PJPS; and (b) in the near future, wind up the businesses of Mill-Log and dissolve both entities (with (a) and (b) being collectively referred to herein as the “Disposition”). Pursuant to Section 7.4 of the Credit Agreement (and as set forth in various Loan Documents), the Borrower shall not, nor shall it permit any Subsidiary to, be a party to any merger or consolidation, or sell, transfer, lease or otherwise dispose of all or any part of its Property or to dissolve, unless otherwise permitted by the Bank in writing. The Borrower has requested that the Bank consent to the Disposition, so that no Default or Event of Default occurs under the Credit Agreement or any other Loan Document as a result of the Disposition. As such, the Bank hereby consents to the Disposition and acknowledges and agrees that no Default or Event of Default shall occur under the Credit Agreement or any other Loan Document as a result of the Disposition. In addition, pursuant to Section 2.8(b)(i) of the Credit Agreement, upon receipt by Borrower or Mill-Log of the Net Cash Proceeds from such Disposition, Borrower shall prepay the Obligations in an aggregate amount equal to 100% of the amount of all such Net Cash Proceeds, with the amount of such prepayment to be applied first to the outstanding Term Loan until paid in full and then to the Revolving Loans. Notwithstanding the requirement set forth in Section 2.8(b)(i) of the Credit Agreement to apply such prepayment of the Net Cash Proceeds from the Disposition first to the outstanding Term Loan until paid in full and then to the Revolving Loans, the Bank hereby agrees to permit such prepayment of Net Cash Proceeds from the Disposition first to the outstanding Revolving Loans and then to the outstanding Term Loan. The foregoing limited waiver and consent shall be effective only for the specific purposes set forth in this Section 4.10 and shall not be deemed to be a further or continuing waiver, consent or amendment of any other section or provision of the Credit Agreement or a waiver of any other past or future Defaults or Events of Default under the Credit Agreement. Contemporaneously with the Disposition, the Bank hereby agrees to release all guaranties, stock powers, stock certificates and all other liens and security interests related to Mill-Log in the Bank’s possession and acknowledges that all obligations owed by Mill-Log to Bank are forever released and terminated contemporaneously with the Disposition.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first written above.

“Borrower”

TWIN DISC, INCORPORATED

By:
Name: Jeffrey S. Knutson
Title: Vice President – Finance and Chief Financial Officer

“Bank”

BMO HARRIS BANK N.A.

By:
Name: Mark Czarnecki
Title: Senior Vice President